Mail Stop 4561

August 13, 2007

Shirlene Lopez
President
Del Taco Income Properties IV
25521 Commercentere Drive
Lake Forest, California 92630

      Re: **Del Taco Income Properties IV**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed March 23, 2007
              Form 10-Q for Quarterly Period Ended
              March 31, 2007
              Filed May 14, 2007
              File No. 033-13437

Dear Ms. Lopez:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief